Exhibit 12.1
DELPHI TECHNOLOGIES PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2017	2016	2015	2014	2013
	(dollars in millions)
Gain (loss) before income taxes, minority interest, and equity income	$420	$318	$398	$440	$374
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(41)	(39)	(27)	(23)	(22)
Portion of rentals deemed to be interest	5	4	4	4	6
Interest and related charges on debt	15	1	3	4	5
Earnings available for fixed charges	$399	$284	$378	$425	$363

Fixed charges:
Portion of rentals deemed to be interest	$5	$4	$4	$4	$6
Interest and related charges on debt	15	1	3	4	5
Total fixed charges	$20	$5	$7	$8	$11

Ratio of earnings to fixed charges	20.0	56.8	54.0	53.1	33.0